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LORUS ANNOUNCES INTERNATIONAL CONFERENCE PRESENTATION OF THE CLINICAL TRIAL OF GTI-2040 COMBINED WITH
HIGH-DOSE CYTARABINE IN ACUTE MYELOID LEUKEMIA

– Complete clinical responses and target specificity identifies acute myeloid leukemia as a priority focus for development –

TSX:

LOR

AMEX:

LRP

TORONTO, CANADA, December 12, 2005 – Lorus Therapeutics Inc. (‘Lorus’), a biopharmaceutical company specializing in the development and commercialization of pharmaceutical products and technologies for the management of cancer, today announced that investigators of the clinical trial of GTI-2040 in acute myeloid leukemia presented their findings at the American Society of Hematology Annual Meeting in Atlanta, Georgia. This study is being sponsored by the Cancer Therapy Evaluation Program (CTEP) of the National Cancer Institute under a Clinical Trials Agreement (CTA) between CTEP and Lorus.

Dr. Rebecca Klisovic and the principal investigator, Dr. Guido Marcucci, of the Division of Hematology and Oncology and Comprehensive Cancer Center at Ohio State University, conducted the clinical trial of GTI-2040 combined with cytarabine in patients with recurrent or refractory acute myeloid leukemia (AML). These patients have few remaining treatment options and without novel therapies are candidates for bone marrow transplants.

The clinical trial data presented showed complete responses in 44 per cent of patients 60 years of age or younger. Patients in this trial had either failed to respond to prior therapy or had rapidly relapsed. Such patients usually have a very low expectation of complete response of approximately 10 to 20 per cent on salvage therapies such as high-dose cytarabine.

Notably, complete responses in the clinical trial directly correlated with down regulation of the R2 intracellular target of GTI-2040, and this was statistically significant with a P value <0.05. Down regulation of the R2 target demonstrates drug specificity and provides strong evidence for an antisense mechanism of action.

It was further demonstrated that intracellular levels of GTI-2040 were achieved in the target tissue, accumulating to higher levels in leukemic CD34+ blasts in the bone marrow, which correlated with more target down regulation. In addition, GTI-2040 was well tolerated when combined with high-dose cytarabine. Toxicities for the combination were comparable to those expected for cytarabine alone and were non dose-limiting.

“In addition to confirming the feasibility and safety of combining GTI-2040 with high-dose cytarabine without compromising tolerability, this study has provided important evidence for clinical activity associated with target down regulation in an important group of patients 60 years of age or younger,” said Dr. Guido Marcucci. He added: “this is the kind of evidence we strive for to support further development of a targeted compound.”

“The statistical correlation of complete responses with R2 down regulation is an impressive observation in favor of pursuing further development of GTI-2040 in this cancer indication,” said Dr. Jim Wright, CEO of Lorus. He added:  “in the opinion of the clinical investigators and Lorus, the findings warrant investigation in a larger efficacy trial of GTI-2040 as part of an overall registration program. In support of this approach, GTI-2040 has been granted orphan drug status for AML by the US Food and Drug Administration (FDA).”

CTEP is also sponsoring five other clinical trials with GTI-2040 in different cancer indications under the CTA. Based upon these positive clinical findings in AML and strong supporting preclinical data, Lorus has selected AML as a priority area for further development of GTI-2040, with an initial focus on those patients 60 years of age and younger.

About Lorus

Lorus is a biopharmaceutical company focused on the development and commercialization of cancer therapies. Lorus' goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs. Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners. Lorus currently has three products in human clinical trials with a pipeline of eight clinical trials in Phase II clinical trial programs and one Phase III clinical program that has recently been completed. Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP. Virulizin® is a registered trademark of Lorus Therapeutics Inc.

About GTI-2040

GTI-2040 is an antisense drug that specifically targets the R2 component of ribonucleotide reductase, which is required for DNA synthesis and cell proliferation. R2 has also been described as a malignant determinant that is elevated in a wide range of tumors, and through down regulation can cooperate with a variety of cellular cancer causing genes known as oncogenes to enhance tumor growth and metastatic potential. GTI-2040 showed significant antitumor activity against many different human tumors in preclinical studies and successfully completed a Phase I clinical trial in the U.S. GTI-2040 is currently the subject of a Clinical Trials Agreement with the United States National Cancer Institute (NCI) under which GTI-2040 is being tested in combination chemotherapy in six different clinical trials. All six of these trials have been initiated. GTI 2040 recently completed a phase II study in combination chemotherapy for the treatment of renal cell carcinoma. In this study of late stage patients, 52% of the patient population displayed disease stabilizations with few unexpected side effects and tumor regressions were observed in some patients.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company's ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company's ability to attract and retain business partners and key personnel, future levels of government funding, the Company's ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information forms, annual reports and 40-F filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com/.